UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2012

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Press Release

Change in leadership at D.E MASTER BLENDERS 1753

Jan Bennink assumes interim CEO responsibilities

Amsterdam, December 10, 2012 – D.E MASTER BLENDERS 1753 announces that Michiel Herkemij, CEO of D.E MASTER BLENDERS 1753, will leave the company by mutual consent, at the end of this calendar year. Jan Bennink will assume CEO’s responsibilities until a new CEO has been appointed.

“The Board and I wish to extend our appreciation to Michiel for his work during the last twelve months and his contributions to the completion of our spin-off from the Sara Lee Co., the listing of DEMB 1753 as an independent pure-play coffee and tea company on the Amsterdam stock exchange and the start of the roll-out of our strategy” said Jan Bennink, Non-Executive Chairman of the Board of D.E MASTER BLENDERS 1753.

“2012 was a transitional year for DEMB, as we began to implement our strategy of innovation and premiumization. The fundamentals we have in place today remain solid and we continue on track to deliver our objectives; to grow our total segment sales by 3 to 5% while improving our underlying EBIT margin by 150 to 200 bps in the first 12 months1 of fiscal 2013.”

The Board of Directors has agreed that Jan Bennink, Non-Executive Chairman of D.E MASTER BLENDERS 1753, will assume the responsibilities of the Executive Director to ensure continuity and stability. This allocation of responsibilities will continue until a new CEO and Executive Director has been appointed by shareholders.

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About D.E MASTER BLENDERS 1753

D.E MASTER BLENDERS 1753 is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. D.E MASTER BLENDERS 1753 generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit www.demasterblenders1753.com.

Contact	Investor Relations	Corporate Communications
	Robin Jansen	Michiel Quarles van Ufford
	+31 20 558 1014	+31 20 558 1080
	investor-relations@DEMB.com	media-relations@DEMB.com

[1]	The company’s fiscal year 2013 runs from July 1, 2012 until December 31, 2013. Thereafter, the company intends to report on a calendar year basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: December 12, 2012	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary